Advanced Series Trust
For the period ended 12/31/08
File number 811-5186

                             SUB-ITEM 77D

                        Advanced Series Trust
               Supplement dated December 15, 2008 to
                  Prospectuses dated May 1, 2008

The supplement previously filed for Advanced Series Trust on December 15, 2008 is hereby replaced with the following:

This supplement sets forth certain changes to the Prospectuses of Advanced Series Trust (the Trust), dated May 1, 2008, with respect to the indicated Portfolio of the Trust. The Portfolio discussed in this supplement may not be available under your variable contract. For more information about the Portfolios available under your contract, please refer to your contract prospectus. The following should be read in conjunction with the Trust's Prospectuses and should be retained for future reference.

Change in Allocation of Assets Among Subadvisers for
AST Federated Aggressive Growth Portfolio

Each of Federated Equity Management Company of Pennsylvania ("Federated") and Federated MDTA LLC ("Federated MDTA") serves as a subadviser to the Portfolio. As of January 31, 2008, Federated MDTA was responsible for managing approximately 28% of the Portfolio's assets and Federated was responsible for managing 72% of the Portfolio's assets. As of December 15, 2008, Federated was responsible for managing all of the Portfolio's assets.